EXHIBIT 99.1

January 16, 2019

Mr. Raymond Mitro

Reserves and Data Management Manager

XTO Energy Inc.

22777 Springwoods Village Parkway

Spring, TX 77389-1425

Re:	Underlying Properties (100%)
Relating to the Hugoton Royalty Trust
Reserves and Future Net Revenues
As of December 31, 2018
SEC Pricing Case

Dear Mr. Mitro:

At your request, Miller and Lents, Ltd. (M&L) estimated the proved reserves and future net revenues as of December 31, 2018, attributable to the XTO Energy Inc. (XTO) interest in certain oil and gas properties prior to inclusion in the Hugoton Royalty Trust, i.e., Underlying Properties (100%). The Underlying Properties (100%) include working interest properties from which net profits interests were conveyed to the Hugoton Royalty Trust. The properties consist of approximately 1,434 leases and 1,554 wells located primarily in Kansas, Oklahoma, and Wyoming. The aggregate results of M&L’s evaluations are as follows:

	Net Reserves		Future Net Revenues
Reserves Category	Oil and Condensate MBBL	Gas MMCF	Undiscounted M$	Discounted at 10% Per Year M$
Kansas
Proved Developed Producing	68	7,482	8,327	5,011
Proved Developed Nonproducing	0	281	279	122

Total Proved	68	7,763	8,606	5,132

Oklahoma
Proved Developed Producing	1,230	77,252	113,870	67,656
Proved Undeveloped	667	9,956	31,223	10,342

Total Proved	1,896	87,208	145,093	77,998

Wyoming
Proved Developed Producing	41	26,219	19,528	13,741

Total Proved	41	26,219	19,528	13,741

Total Underlying Properties (100%)
Proved Developed Producing	1,339	110,953	141,725	86,407
Proved Developed Nonproducing	0	281	279	122
Proved Undeveloped	667	9,956	31,223	10,342

TOTAL PROVED	2,005	121,190	173,228	96,871

Underlying Properties (100%)

Relating to the Hugoton Royalty Trust

January 16, 2019

Oil and condensate volumes are expressed in thousand barrels (MBBL). Gas volumes are expressed in million cubic feet (MMCF). Future net revenues are expressed in thousand dollars (M$).

The report was prepared for the use of XTO in its financial and reserves reporting and was completed on January 16, 2019. M&L performed evaluations, which are designated as the SEC Price Case, using price and expense premises specified by XTO and described in detail on Appendix 1.

Proved reserves and future net revenues were estimated in accordance with the provisions contained in Securities and Exchange Commission Regulation S-X, Rule 4-10(a). The Securities and Exchange Commission definition of proved reserves is shown on Appendix 2 (not included). Gas volumes for each property are stated at the pressure and temperature bases appropriate for the sales contract or state regulatory authority; therefore, some of the aggregated totals may be stated at a mixed pressure base. No provisions for the possible consequences, if any, of product sales imbalances were included in M&L’s projections since M&L received no relevant data. Estimates of future net revenues and discounted future net revenues are not intended and should not be interpreted to represent fair market values for the estimated reserves. In M&L’s projections, future costs of abandoning facilities and wells were assumed to be offset by salvage values. Estimated costs, if any, for restoration of producing properties to satisfy environmental standards are beyond the scope of this assignment.

Following Appendix 2 (not included) is a list of exhibits that include annual projections of future production and net revenues for each state and reserves category. Also included in the exhibits are one-line summaries for the total royalty trust and for each state showing the proved reserves and future net revenues for the individual properties. Projections of individual property future production and net revenues are included in separate volumes to this report. These exhibits and volumes should not be relied upon independently of this narrative.

The proved developed producing reserves and production forecasts were estimated by production decline extrapolations, water-oil ratio trends, P/Z declines, or in a few cases, by volumetric calculations. For some properties with insufficient performance history to establish trends, M&L estimated future production by analogy with other properties with similar characteristics. The past performance trends of many properties were influenced by production curtailments, workovers, waterfloods, and/or infill drilling. Actual future production may require that M&L’s estimated trends be significantly altered. Reserves estimates from volumetric calculations and from analogies are often less certain than reserves estimates based on well performance obtained over a period during which a substantial portion of the reserves was produced.

The estimated proved developed nonproducing reserves can be produced from existing well bores but require capital costs for recompletions or for pipeline connections. These proved developed nonproducing reserves estimates were based on analogies with other wells that commercially produce from the same formation in the same field. The timing of initial production was provided to M&L by XTO. When actual production history is available for these nonproducing reserves, M&L’s reserves estimates may be significantly revised.

The estimated proved undeveloped reserves require significant capital expenditures, such as for planned drilling and completion costs. The proved undeveloped reserves estimates for infill wells are based on analogies to similar infill wells in the same field and/or the production histories of offset wells in the same field. As actual results of the planned drilling become available, M&L’s reserves estimates may be significantly revised.

The data employed in M&L’s estimations of proved reserves and future net income were provided by XTO. The current expenses for each lease were obtained from operating statements provided by XTO except for certain leases where XTO deducted items considered by XTO to be nonrecurring expenditures. No overhead was included for those properties operated by XTO. For some properties, such as large waterfloods, XTO assumed a decline in operating costs due to depleting production that was derived by forecasting a decrease in the property well count. For some gas properties, XTO assumed operating costs would be split between a variable component

Underlying Properties (100%)

Relating to the Hugoton Royalty Trust

January 16, 2019

and a fixed component. The variable component was a constant cost per thousand cubic feet of gas production and the fixed component was a constant cost per well completion. The data provided to M&L by XTO, including, but not limited to, graphical representations and tabulations of past production performance, well tests and pressures, ownership interests, prices, capital expenditures, and operating costs were accepted as represented and were considered appropriate for the purpose of this report. M&L employed all methods, data, procedures, and assumptions considered necessary and appropriate in utilizing the data provided to prepare this report.

The evaluations presented in this report, with the exceptions of those parameters specified by others, reflect M&L’s informed judgments and are subject to the inherent uncertainties associated with interpretation of geological, geophysical, and engineering information. These uncertainties include, but are not limited to, (1) the utilization of analogous or indirect data and (2) the application of professional judgments. Government policies and market conditions different from those employed in this study may cause (1) the total quantity of oil, natural gas liquids, or gas to be recovered, (2) actual production rates, (3) prices received, or (4) operating and capital costs to vary from those presented in this report. At this time, M&L is not aware of any regulations that would affect XTO’s ability to recover the estimated reserves.

Miller and Lents, Ltd. is an independent oil and gas consulting firm. No director, officer, or key employee of Miller and Lents, Ltd. has any financial ownership in XTO Energy Inc. or any related company. M&L’s compensation for the required investigations and preparation of this report is not contingent on the results obtained and reported, and it has not performed other work that would affect M&L’s objectivity. Production of this report was supervised by Katie M. Reinaker, P.E., an officer of the firm who is a licensed Professional Engineer in the State of Texas and is professionally qualified, with more than ten years of relevant experience, in the estimation, assessment, and evaluation of oil and gas reserves.

M&L’s work papers and data are in its files and available for review upon request. If you have any questions regarding the above, or if M&L can be of further assistance, please call.

Yours very truly,

MILLER AND LENTS
Texas Registered Engineering Firm No. F-1442

By	/S/ KATIE M. REINAKER
Katie M. Reinaker, P. E.
Senior Vice President

Appendix 1

Hugoton Royalty Trust (100%)

SEC PRICE CASE

A.	Oil Price

Average price during the 12-month period prior to 12/31/18 determined as the arithmetical average of the first-day-of-the-month price for each month during the year 2018. The average price was based on the West Texas Intermediate benchmark price. The arithmetical average of the first-day-of-the-month benchmark prices is $65.56 per barrel and is held constant through the life of the property. The average realized price, after appropriate adjustments, is $63.30 per barrel.

B.	Gas Price

Average price during the 12-month period prior to 12/31/18 determined as the arithmetical average of the first-day-of-the-month price for each month during the year 2018. The average price was based on the Henry Hub benchmark price. The arithmetical average of the first-day-of-the-month benchmark price is $3.10 per MMBtu and is held constant through the life of the property. The average realized price, after appropriate adjustments is $2.36 per MCF.

C.	Operating Costs

Current expenses held constant through the life of the property. For some properties, expenses included a variable component that was a constant cost per unit of gas production and a fixed component that was a constant cost per well completion.

D.	Discount Rate	10% per year.